UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)

GLU MOBILE INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

379890106
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379890106	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Red River Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,000,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%*
14	TYPE OF REPORTING PERSON CO

* Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 120,333,919 shares of Common Stock, par value $0.0001 per share, outstanding as of May 1, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2015.

CUSIP No. 379890106	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,000,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 379890106	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on May 11, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”) and Red River Investment Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“Red River”, and together with Tencent, the “Reporting Persons”). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

No material change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

On April 29, 2015, Red River agreed to acquire 21,000,000 shares of Common Stock (the “Shares”) from the Issuer for a purchase price of $6.00 per Share pursuant to a purchase agreement dated April 29, 2015 by and among the Issuer, Red River and Tencent (the “Purchase Agreement”). On April 29, 2015, the Issuer issued 12,500,000 of such Shares to Red River in exchange for $75 million in cash (the “First Closing Purchase Price”). On June 3, 2015, the Issuer issued the remaining 8,500,000 of such Shares to Red River in exchange for $51 million in cash (the “Second Closing Purchase Price”, and together with the First Closing Purchase Price, the “Purchase Price”).

Red River used funds from an affiliate, which is a wholly-owned subsidiary of Tencent, to pay the Purchase Price.

Item 4. Purpose of Transaction

Item 4 is hereby amended by amending and restating the first paragraph, as follows:

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the acquisition of the Shares by Red River pursuant to the Purchase Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 16.30% of the total Common Stock outstanding on May 1, 2015, and received the right to nominate one director for election to the board of directors of the Issuer (the “Board”).

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by amending and restating Items 5(a) and (b), as follows:

(a) - (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 21,000,000 shares of Common Stock.

Based on a total of 120,333,919 shares of Common Stock outstanding as of May 1, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 11, 2015, plus 8,500,000 shares of Common Stock newly issued by the Issuer to Red River under the Purchase Agreement, the Reporting Persons beneficially held approximately 16.30% of the total shares of Common Stock outstanding on May 1, 2015.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by amending and restating the first paragraph of Item 6, as follows:

CUSIP No. 379890106	SCHEDULE 13D	Page 5 of 7

Purchase Agreement

Pursuant to the Purchase Agreement, the Issuer agreed to issue the Shares to Red River in a private placement at a purchase price of $6.00 per Share, for aggregate proceeds of $126 million (the “Offering”).  The Issuer issued 12,500,000 of the Shares to Red River on April 29, 2015 (the “Initial Closing”) and issued the remaining 8,500,000 Shares to Red River on June 3, 2015 following the early termination on May 26, 2015 of the waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 applicable to the Offering.  The Purchase Agreement also contains a lock-up provision that restricts Tencent and its controlled Affiliates (as defined in the Purchase Agreement), including Red River, from selling any of the Shares for a period of 18 months following the Initial Closing.

CUSIP No. 379890106	SCHEDULE 13D	Page 6 of 7

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated May 11, 2015, between Red River Investment Limited and Tencent Holdings Limited (previously filed).

Exhibit 2:
Purchase Agreement, dated April 29, 2015, among Glu Mobile Inc., Red River Investment Limited and Tencent Holdings Limited (filed as Exhibit 99.04 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2015).

Exhibit 3:
Voting Agreement, dated April 29, 2015, among Glu Mobile Inc., Red River Investment Limited and Tencent Holdings Limited (filed as Exhibit 99.05 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2015).

Exhibit 4:
Registration Rights Agreement, dated April 29, 2015, among Glu Mobile Inc., Red River Investment Limited and Tencent Holdings Limited (filed as Exhibit 4.01 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2015).

CUSIP No. 379890106	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2015

RED RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director